April 1, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BayCom Corp
Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (SEC File No. 333-230442)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BayCom Corp (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Tuesday, April 2, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to Dave Muchnikoff of Silver Freedman Taff & Tiernan, LLP, the registrant’s legal counsel, at (202) 295-4513.

Very truly yours, BayCom Corp

/s/ George J. Guarini
George J. Guarini President and Chief Executive Officer